UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tobira Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88883P101

(CUSIP Number)

Steve R. Bailey

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

(206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and restates the statement on Schedule 13D originally filed on May 15, 2015 relating to the common stock, $0.001 par value (the “Common Stock”) of Tobira Therapeutics, Inc. (formerly known as Regado Biosciences, Inc.) (the “Issuer” or “Tobira”) having its principal executive office at 701 Gateway Boulevard,
Suite 300, South San Francisco, CA 94080.

Item 2. Identity and Background

(a) Frazier Healthcare V, L.P. (“FH V”);

(b) FHM V, L.P. (“FHM L.P.”), which is the sole general partner of FH V; and FHM V, L.L.C. (“FHM L.L.C.”), which is the sole general partner of FHM L.P.; and

(c) Alan Frazier (“Frazier”), Nader Naini (“Naini”), Patrick Heron (“Heron”), James Topper (“Topper”), Nathan Every (“Every”) (collectively, the “Members”). The Members are all of the members of FHM L.L.C.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each Reporting Person is:

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

FH V is a venture capital and private equity fund concentrating in healthcare and related fields. The sole business of FHM L.P. and FHM L.L.C. is to serve as general partner entities for FH V. The principal business of each of the Members is to manage FH V, FHM L.P., FHM L.L.C. and a number of affiliated partnerships with similar businesses.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) FH V and FHM L.P. are limited partnerships organized under the laws of the State of Delaware. FHM L.L.C. is a limited liability company organized under the laws of the State of Delaware. Each of the Members is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

The Issuer is no longer registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, each of the Reporting Persons has ceased to beneficially own more than 5% of a voting class of equity securities of the Issuer registered under Section 12 of the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 3, 2016	Frazier Healthcare V, L.P.
By FHM V, L.P., its General Partner
By FHM V, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated November 3, 2016	FHM V, L.P.
By: FHM V, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated November 3, 2016	FHM V, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated November 3, 2016	*
Alan Frazier

Dated November 3, 2016	*
Nader Naini

Dated November 3, 2016	*
Patrick Heron

Dated November 3, 2016	*
James Topper

Dated November 3, 2016	*
Nathan Every

	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.